June
13, 2025


VIA E-MAIL

Michael McVickar
General Counsel
Origin Investments
121 W. Wacker, Suite 1000
Chicago, IL 60601

Re:    Origin Real Estate Credit Interval Fund
       File Nos. 333-287135, 811-24089

Dear Mr. McVickar:

       On May 9, 2025, you filed an initial registration statement on Form N-2 on behalf of
Origin Real Estate Credit Interval Fund (the    Fund   ). Our comments are set
forth below. Where
a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.     We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. A full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.
2. Please supplementally explain the status of any exemptive relief or no-action request submitted, or expected to be submitted, in connection with the registration statement, including the applications for multi-class relief and co-investment relief referenced in the filing.

3. Section 8(c) of the Securities Act relates to post-effective amendments. Please remove
the check from the box next to    when declared effective pursuant to Section
8(c).
 Michael McVickar
June 13, 2025
Page 2


Prospectus

Cover page

4.      The Fund   s 80% policy suggests that it will primarily invest in loans on multifamily
residential properties, recognizing that the policy includes    other real
estate-related investments.
However, much of the focus of the discussion that follows relates to the other real estate-related
investments,    including commercial real estate as well as other commercial loans (e.g.,
mezzanine debt, etc.). If the Fund intends to primarily invest in multifamily real estate loans, revise the disclosure to describe multifamily loans more prominently and completely (including risks) or clarify how they fit within the current disclosure. If multifamily real estate investments
are not expected to be more significant than    other real estate-related
investments,    consider
revising the 80% policy to place less prominence on multifamily real estate loans.

5.     In your 80% policy you state the Fund will    originate, invest and
manage     in a
portfolio of multifamily real estate loans and other real estate-related
investments.    In the
Summary, please clarify what you mean by    originate, invest and manage    and
discuss the
Adviser   s capabilities and experience originating and managing real estate loans and
investments, including its experience and intentions with respect to under- or non-performing loans and investments.

In addition, please ensure your Summary disclosure addresses other relevant investment considerations such as:
    x What you mean by    multifamily   ,
    x Anticipated loan sizes,
    x Whether loans will be collateralized (first-lien, second, etc.), x Whether you will lend to new projects or existing/occupied properties only,
    x The types of data, metrics, analyses, and investment factors you consider when making investment decisions and monitoring and valuing existing investments.

6.     The disclosure under the caption    Leverage    states that the Fund may
use leverage to
enhance returns. Supplementally advise in further detail the anticipated amount and timing of such leverage. To the extent the Fund intends to obtain such leverage in the first year, ensure the estimated cost is reflected in the fee table.

7. We note that the Fund will be seeded via predecessor funds/accounts. Please supplementally advise as to any prior staff guidance, including no-action letters, that the Fund intends to rely on in order to (1) effect the formation transactions contemplated to create the
 Michael McVickar
June 13, 2025
Page 3


Fund and (2) present prior performance of any of the predecessor funds, if the Fund intends to do
so. Please discuss the basis for the Fund   s belief that such guidance is
applicable.

Investment Strategies (page 3)

8.      The disclosure on page 4 states that the Fund may    invest directly in
commercial real
estate.    Clarify what this means. For instance, does this mean that the Fund will own real estate
properties directly (as opposed to investing in instruments secured by real estate)? If so, explain how the Fund intends to manage such properties. In addition, please clarify whether the Fund, either alone or with affiliates, will control its investments, including real estate. Also explain
how direct or controlling investments will affect the Fund   s status as an
investment company.

9. If the Adviser is newly registered under the Advisers Act, or has limited resources relative to other market participants, please consider the need to add summary risk disclosure
addressing the Adviser   s experience, resources, and capabilities operating
under the Investment
Company Act and Advisers Act.

10.     We note the disclosure on page 14 that affiliates of the Adviser    may
be engaged at
prevailing market rates to provide property management and other services, for
the Fund   s real
estate investments    and the    Fund may invest in assets that are serviced by
an affiliate of the
Adviser.    We note similar disclosure on page 75 that the Adviser or its
affiliates    may engage in
origination activities and receive attendant arrangement, structuring or
similar fees.    Please tell
us more about the scope of potential activities contemplated by this disclosure, including policies and procedures in place to protect the Fund from overreach and ensure transactions are at
   prevailing market rates   . Please explain how any contemplated transactions
or arrangements
will be structured to comply with Section 17 of the Investment Company Act. Also, to the extent
that any of the Predecessor Funds    investments are or were subject to similar
fees and
arrangements, please address the scope of such activities in correspondence.

Use of Proceeds (page 28)

11. Disclose how long it is expected to take to fully invest net proceeds in accordance with
the Fund   s investment objectives and policies, the reasons for any
anticipated lengthy delay in
investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

Participations in Loans (page 33)

12.     The disclosure states that the Fund    may enter into participation,
intercreditor or other
similar agreements, potentially in a subordinate position to other participants in a syndicated
lending structure.    Clarify in plain English what this means. For example,
explain whether
these investments in these loans structured into different levels of tranches themselves and whether the Fund will be investing in the lower (e.g., equity) tranches, and if so, the attendant risks.
 Michael McVickar
June 13, 2025
Page 4


Potential Investment Structures (page 35)

13.       With respect to the Fund   s subsidiaries:

      x   Disclose any of the Subsidiary   s principal investment strategies or
principal risks that
          constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.
      x   Explain in correspondence whether the financial statements of the
Subsidiary will be
          consolidated with those of the fund. If not, please explain why not.
      x   Confirm in correspondence that the Subsidiary and its board of directors will agree to
          inspection by the staff of the Subsidiary   s books and records,
which will be maintained in
          accordance with Section 31 of the Investment Company Act and the rules thereunder.
      x   If a Subsidiary is a foreign corporation, confirm supplementally that the Subsidiary and
          its board of directors will agree to designate an agent for service of process in the United
          States.
      x   If a Subsidiary is wholly-owned, confirm supplementally that the
Subsidiary   s
          management fee (including any performance fee), if any, will be included in
             Management Fees,    and the wholly-owned Subsidiary   s expenses
will be included in
             Other Expenses    in the fund   s fee table.

Conflicts of Interest (page 74)

14.    In the second paragraph on page 75, the disclosure states:    As with
fees for property
management or other services by affiliates of the Adviser, the receipt of loan origination fees by the Adviser and/or its affiliates will be subject to the requirements of
applicable law.    Please
supplementally provide your analysis for how the Fund intends to comply with such laws with respect to such fees, including Section 17 of the 1940 Act.

15.     In the fourth paragraph on page 75, the disclosure states that    By
acquiring Shares, each
Shareholder will be deemed to have acknowledged the existence of the above actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, except as may otherwise be provided under provisions of applicable Federal securities law which cannot be waived or modified.
Supplementally explain why such a broad waiver of conflicts of interest are appropriate in the registration statement and consistent with the Federal securities laws. Also provide a detailed analysis of the liability provisions that would and would not remain available to shareholders as a result of such a waiver. Consider the need for prominent disclosure of the risks associated with such a waiver on the Cover Page and in the Summary.

Determination of Net Asset Value (page 77)

16. In the last paragraph on page 77, the disclosure states that securities not publicly traded will initially be valued at cost and thereafter valued at fair value as determined by the Adviser
 Michael McVickar
June 13, 2025
Page 5


in good faith.    Supplementally explain the length of time that the Fund
anticipates will pass
before the Fund anticipates valuing such securities at fair value.

17.   The disclosure in this paragraph also states that    the Valuation
Committee shall value
each Level 3 investment on a monthly basis.    Supplementally explain why this
duration is
appropriate when the Fund discloses it is offering shares daily at net asset value.

Part C: Other Information

Item 15. Financial Statements and Exhibits

18.    Please file the finalized exhibits once they are available.

Item 30. Indemnification

19. In an appropriate location, please provide the undertaking required by Rule 484 under the
Securities Act regarding the Commission   s position on indemnification.

Accounting Comments

20.    Please confirm that there are no fee waiver/reimbursement arrangements.

21. Under the Financial Highlights section, it is noted that the new fund will be the
"accounting successor." Please clarify what this means and adjust the wording, if necessary.

22. Please explain in correspondence whether the financial statements of any wholly-owned subsidiaries will be consolidated with those of the Fund.

23. If the Fund expects to establish a taxable REIT subsidiary within one year of the effective date of the registration statement, please confirm that the estimated tax expenses of such taxable
REIT subsidiary will be reflected in the fee table.

24. Certain initial organization and offering expenses will be "advanced by the Adviser."
Please explain how the costs incurred by the Fund and costs incurred by the Adviser will be accounted for and whether amounts paid by the Adviser are subject to recoupment.

25. The registration notes that offering costs are charged "against capital in excess of par on the balance sheet." Please elaborate on this and also describe how subsequent offering costs
incurred to keep the Fund    alive    will be treated. (See: AICPA, Technical
Questions and
Answers Section 4110.10)

26. Regarding the reorganization of three predecessor funds into the new fund:

       a. Please explain in correspondence what assets will be used to seed the Fund.
 Michael McVickar
June 13, 2025
Page 6


       b. Please provide in correspondence a sequence timeline for the reorganizations and the order they took place. As part of the response, please include the forms that were filed with the Commission for each transaction noted, including any anticipated amendments.

                                            *   *    *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

       You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or, with regard to accounting comments, Shandy Pumphrey at 202-551-2393.


Sincerely,

                                                                    /s/ Raymond
A. Be

                                                                       Raymond
A. Be

Attorney-Adviser

cc:    Joseph M. Mannon, Vedder Price P.C.
       Nathaniel Segal, Vedder Price P.C.
       Jay Williamson, Securities and Exchange Commission
       Christian Sandoe, Securities and Exchange Commission